UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Oklo Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02156V109

(CUSIP Number)

Jacob DeWitte

c/o Oklo Inc.

3190 Coronado Drive

Santa Clara, CA 95054

(844) 200-3276

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156V109	13D	Page 1 of 8 pages

1	Names of Reporting Persons Jacob DeWitte
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,102,052
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,102,052

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,102,052
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%
14	Type of Reporting Person IN

CUSIP No. 02156V109	13D	Page 2 of 8 pages

1	Names of Reporting Persons Caroline Cochran
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,102,052
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,102,052

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,102,052
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%
14	Type of Reporting Person IN

CUSIP No. 02156V109	13D	Page 3 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Oklo Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 3190 Coronado Drive, Santa Clara, CA 95054.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Jacob DeWitte

Caroline Cochran

Each of the Reporting Persons is a citizen of the United States. The principal business address for each of the Reporting Persons is c/o Oklo Inc., 3190 Coronado Drive, Santa Clara, CA 95054.

The present principal occupation of Mr. DeWitte is a director on the Issuer’s board of directors (the “Board”) and Chief Executive Officer of the Issuer. The present principal occupation of Ms. Cochran is a director on the Board and Chief Operating Officer of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), Mr. DeWitte received 11,190,452 shares of Class A Common Stock and Ms. Cochran received 10,911,600 shares of Class A Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On May 9, 2024 (the “Closing Date”), pursuant to an Agreement and Plan of Merger and Reorganization, dated as of July 11, 2023 (the “Merger Agreement”), by and among the Issuer, a Delaware corporation (formerly known as AltC Acquisition Corp.), AltC Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Issuer (“Merger Sub”), and Oklo Inc., a Delaware corporation (“Legacy Oklo”), Merger Sub merged with and into Legacy Oklo (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Legacy Oklo surviving the Merger as a wholly owned subsidiary of the Issuer. The Issuer was renamed on the Closing Date to “Oklo Inc.”

CUSIP No. 02156V109	13D	Page 4 of 8 pages

As a result of the Business Combination, each share of common stock of Legacy Oklo automatically converted into the right to receive (a) cash, (b) shares of Class A Common Stock of the Issuer, on a 1-to-6.062 basis, with a $10.00 value ascribed to each such share and (c) the right to receive Earnout Shares (as defined below).

Certain Legacy Oklo equityholders, including the Reporting Persons, will have the right to receive additional equity consideration (in each case, in accordance with their respective pro rata share) in the form of shares of Class A Common Stock (the “Earnout Shares”) upon the satisfaction of certain price targets, which will be based upon (A) the closing sale price of one share of Class A Common Stock for any 20 trading days within any 60 consecutive trading day period within the five-year period following the Closing Date or (B) if the Issuer undergoes a Change in Control (as defined in the Merger Agreement), the price per share received by stockholders of the Issuer in such Change in Control transaction.

Registration Rights Agreement

On the Closing Date, the Issuer and certain investors of the Issuer, including the Reporting Persons, entered into an amended registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to use commercially reasonable efforts to (i) file with the Securities and Exchange Commission (“SEC”) a registration statement registering the resale of certain securities held by or issuable to the holders within 30 business days after the Closing Date (the “Resale Registration Statement”) and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders may demand in the aggregate up to five underwritten offerings and will be entitled to customary piggyback registration rights. The Issuer will be responsible for certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Pursuant to the Registration Rights Agreement, (i) the holders will agree not to transfer their respective shares of Class A Common Stock for a period of 180 days following the Closing Date and (ii) key members of the Issuer’s management team and key stockholders (collectively, the “Insiders”), including the Reporting Persons, will agree not to transfer (a) 40% of such Insider’s shares of Class A Common Stock for a period of 12 months after the Closing Date, unless the closing share price of the Class A Common Stock equals or exceeds $12.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date, (b) 30% of such Insider’s shares for a period of 24 months after the Closing Date, unless the closing share price of the Class A Common Stock equals or exceeds $14.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date and (c) 30% of such Insider’s shares for a period of 36 months after the Closing Date, unless the closing share price of the Class A Common Stock equals or exceeds $16.00 per share for 20 trading days within any 60 consecutive trading day period commencing after the Closing Date (collectively, the “Lock-Up”).

CUSIP No. 02156V109	13D	Page 5 of 8 pages

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Lock-Up, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. DeWitte in his capacity as Chief Executive Officer and a director of the Issuer and Ms. Cochran in her capacity as Chief Operating Officer and a director of the Issuer, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 02156V109	13D	Page 6 of 8 pages

Item 5.	Interest in Securities of the Issuer.

(a)	– (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 122,096,270 shares of Class A Common Stock outstanding following completion of the Business Combination.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Jacob DeWitte	22,102,052	18.1%	0	22,102,052	0	22,102,052
Caroline Cochran	22,102,052	18.1%	0	22,102,052	0	22,102,052

The amounts reflected in the table above consist of (i) 11,190,452 shares of Class A Common Stock held of record by Mr. DeWitte and (ii) 10,911,600 shares of Class A Common Stock held of record by Ms. Cochran. Mr. DeWitte and Ms. Cochran are married and, as a result, may be deemed to share beneficial ownership of each other’s directly held securities.

(c)	Except as set forth in Items 3 and 4 above, during the past 60 days, none of the Reporting Persons have effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 02156V109	13D	Page 7 of 8 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement.
2	Amended and Restated Registration Rights Agreement, dated as of May 9, 2024, by and among AltC Acquisition Corp., AltC Sponsor LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 13, 2024).

CUSIP No. 02156V109	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 16, 2024

Jacob DeWitte

/s/ Jacob DeWitte

Caroline Cochran

/s/ Caroline Cochran